Exhibit 21.1
SUBSIDIARIES

Name	Incorporation
Grupo HB/PS S.A. de C.V.	Mexico
Hamilton Beach/Proctor-Silex, Inc.	Delaware
Hamilton Beach/Proctor-Silex, de Mexico,	Mexico
S.A. de C.V.
Proctor-Silex Canada, Inc.	Ontario (Canada)